March 28, 2008

Securities and Exchange Commission 450 Fifth Street, NW Washington, D.C. 20549

Re:	WordLogic Corporation EIN: 88-0422023

Commissioners:

We were previously the principal accountants for WordLogic Corporation, and we reported on the financial statements of WordLogic Corporation as of December 31, 2006 and 2005, and for the years ended December 31, 2006 and 2005. We have not provided any audit services to WordLogic Corporation since the audit of the December 31, 2006 financial statements. On January 18, 2008, we were dismissed as principal accountants.

We have read the Company's statements included under Item 4.01 of its Form 8-K Amendment #1, dated March 28, 2008. We agree with the statements concerning our Firm in Item 4.01 of the Form 8-K/A. We have no basis on which to agree or disagree with other statements made in the Form 8-K/A.

Very truly yours,

/s/ Cordovano and Honeck LLP Cordovano and Honeck LLP Englewood, Colorado